Exhibit 99.1

NOTICE OF ANNUAL GENERAL MEETING OF SHAREHOLDERS
OF
Pacific Drilling S.A.
Société anonyme
Registered Office: 8-10 Avenue de la Gare, L-1610 Luxembourg
R.C.S. Luxembourg B 159.658
11 May 2015

Dear Shareholders:

The Board of Directors of Pacific Drilling S.A. (the Board) is pleased to invite you to attend the Annual General Meeting of Shareholders of Pacific Drilling S.A. (the Company) to be held on 11 May 2015 at 10:00 a.m. Central European Time at the registered office of the Company in Luxembourg with the following agenda:

AGENDA

1.
Approval of the stand alone audited and unconsolidated annual accounts of the Company for the financial period from 1 January 2014 to 31 December 2014 prepared in accordance with Luxembourg Generally Accepted Accounting Principles and the laws and regulations of the Grand-Duchy of Luxembourg (the Annual Accounts);

2.
Approval of the consolidated financial statements of the Company for the financial period from 1 January 2014 to 31 December 2014 prepared in accordance with United States Generally Accepted Accounting Principles (the Consolidated Financial Statements);

3.	Allocation of the net result shown in the Annual Accounts for the financial period from 1 January 2014 to 31 December 2014;

4.	Discharge to the directors of the Company in relation to the financial period from 1 January 2014 to 31 December 2014;

5.
Re-appointment of the following members of the Board for a term ending at the annual general meeting of the Company to be held in 2016: Ron Moskovitz, Christian J. Beckett, Laurence N. Charney, Jeremy Asher, Paul Wolff, Elias Sakellis, Cyril Ducau, Robert A. Schwed and Sami Iskander;

6.	Approval of compensation of the members of the Board;

7.
Consideration and approval of a share repurchase program (the Share Repurchase Program) to be implemented (i) by using the available free reserves of the Company from its share premium account, (ii) in compliance with and for all purposes allowed by applicable laws, regulations including and/or market practices whether in Luxembourg - and in all cases in accordance with the objectives, conditions and restrictions provided by the Luxembourg law of 10 August 1915 on commercial companies, as amended (the Companies Law) and the terms of a Rule 10b5-1 Plan approved by the board of directors of the Company and (iii) by authorizing the Board as they deem appropriate within the granted authorizations within a period from 11 May 2015 until the Annual General Meeting of the company to be held in 2017 to acquire on the open market or otherwise by all means on one or several occasions, up to 10,000,000 shares of the Company’s issued and outstanding shares common stock (the Repurchase Shares) having USD 0.01 par value per share in such quantities and at such times and prices in the Board’s discretion, provided that (a) the total purchase price paid for the Repurchase Shares does not exceed at any time the total amount of the Company’s available free reserves (réserves disponibles) in the Company’s share premium account, (b) the acquisition price per Repurchase Share shall not exceed the higher of the price of the last independent transaction price quoted or reported in the consolidated system on the same date, regardless of the market or exchange involved and (c) the total number of the Repurchase Shares so acquired, does not exceed at any time 4.3% of the subscribed capital of the Company, (together with the additional provisions thereof, the Share Repurchase Program Terms and Conditions);

8.
Authorization and empowerment of the Board, the Chief Executive Officer, Chief Financial Officer, and any other officer of the Company be, and each of them hereby is, in the name and on behalf of the Company, with option to delegate such power to the management of the Company and/or give mandate to financial institutions and/or broker-dealers to be commissioned by the Board when relevant, to take or cause to be taken any and all actions which they or he may deem necessary, appropriate, convenient or desirable in theirs or his sole opinion to implement the resolutions to be adopted on the basis of the present agenda accordance with the provisions of Luxembourg law and the rules and regulations of the Securities and Exchange Commission and the New York Stock Exchange (i) to implement the Share Repurchase Program (i.e. to proceed with the acquisition of the Repurchase Shares) on one or more occasions up to the limits and under the Share Repurchase Program Terms and Conditions, (ii) to take such additional actions as it or he deems necessary or expedient in its or his absolute discretion from time to time in connection with and for the purposes and intent of the Share Repurchase Program and in particular to disclose, disseminate, certify, deliver, file, notify and/or record (when relevant) any pertaining information and/or press releases with respect to the Share Repurchase Program with relevant authorities (including, without limitation, the Luxembourg and Securities and Exchange Commission and the New York Stock Exchange) and/or with specialized financial media and more generally, and (iii) to do whatever is necessary, useful or desirable in its or his sole opinion - however within the limits of the granted authorization by the shareholders - to implement the Share Repurchase Program; and

9.	Re-appointment of KPMG Luxembourg, Réviseur d’entreprises agréé, as independent auditor of the Company until the Annual General Meeting of the shareholders of the Company to be held in 2016.

Copies of the Annual Accounts and of the Consolidated Financial Statements together with the relevant management and audit reports shall be made available (i) on the Company’s website at www.pacificdrilling.com and (ii) at the registered office of the Company during normal business hours, fifteen (15) days before the Annual General Meeting and shall remain available until the date of the Annual General Meeting. Copies of the Annual Accounts and of the Consolidated Financial Statements and the relevant management and audit reports shall also be sent to the registered shareholders in accordance with article 73 of the Companies Law.

Luxembourg, 30 March 2015

/s/ Christian J. Beckett
Christian J. Beckett
Executive Director and Chief Executive Officer

Notes:

1.	The Board has fixed the close of business on 30 March 2015 as the record date for the determination of the shareholders entitled to vote at the Annual General Meeting or any adjournment thereof.

2.	At the Annual General Meeting, each of the proposed resolutions shall be adopted by a simple majority vote and each share is entitled to one vote.

3.
No Shareholder shall be entitled to attend unless written notice of the intention to attend and vote in person or by proxy, together with the power of attorney or other authority (if any) under which it is signed, or a notarially-certified copy of that power of attorney, is sent to the Company, to reach the Registered Office by not later than five (5) business days before the time for holding the meeting. A shareholder may grant a written proxy or power of attorney to another person, shareholder or otherwise, in order to be represented at the meeting.

4.
A Form of Proxy is enclosed for use by holders of shares registered in The Norwegian Central Securities Depository in connection with the business set out above and should be returned to DNB Bank ASA, Registrars Dept., P.O. Box 1600 Sentrum, 0021 Oslo, Norway or alternatively by e-mail vote@dnb.no within the aforementioned date and time. Holders of shares registered in the United States should vote according to the separate voting instructions provided.

The following information is applicable to holders of shares registered in the United States only:
We are pleased to take advantage of the U.S. Securities and Exchange Commission (the SEC) rule allowing companies to furnish proxy materials to their shareholders via the internet. We believe that this e-proxy process will expedite shareholders’ receipt of proxy materials and lower the costs and reduce the environmental impact of our Annual General Meeting. Accordingly, we have mailed to our shareholders of record and beneficial owners a Notice of Internet Availability of Proxy Materials containing instructions on how to access the attached proxy statement and how to vote online.
YOUR VOTE IS IMPORTANT. PLEASE VOTE YOUR SHARES PROMPTLY. TO VOTE YOUR SHARES, IF YOU ARE A SHAREHOLDER REGISTERED IN THE UNITED STATES YOU CAN USE THE INTERNET AS DESCRIBED IN THE NOTICE OF INTERNET AVAILABILITY OF PROXY MATERIALS AND ON YOUR PROXY CARD; CALL THE TOLL-FREE TELEPHONE NUMBER AS DESCRIBED ON YOUR PROXY CARD; OR COMPLETE, SIGN AND DATE YOUR PROXY CARD AND RETURN YOUR PROXY CARD BY MAIL.

INFORMATION CONCERNING SOLICITATION AND VOTING FOR THE EXTRAORDINARY GENERAL MEETING OF SHAREHOLDERS OF PACIFIC DRILLING S.A.

COMPANY PROPOSALS
PROPOSALS 1, 2, 3, 4, 5, 6, 7, 8 and 9

1.
Approval of the stand alone audited and unconsolidated annual accounts of the Company for the financial period from 1 January 2014 to 31 December 2014 prepared in accordance with Luxembourg Generally Accepted Accounting Principles and the laws and regulations of the Grand-Duchy of Luxembourg (the Annual Accounts);

The Board recommends that the Annual Accounts be approved, after due consideration of the report from the independent auditor on such Annual Accounts.
The Annual Accounts together with the report of the independent auditor on such Annual Accounts shall be made available (i) on the Company’s website at www.pacificdrilling.com and (ii) at the registered office of the Company fifteen (15) days before the Annual General Meeting and shall remain available until the date of the Annual General Meeting. Copies of the Annual Accounts and the relevant audit report shall also be sent to the registered shareholders in accordance with article 73 of the Luxembourg law of 10th August 1915 on commercial companies (the Law).

2.
Approval of the consolidated financial statements of the Company for the financial period from 1 January 2014 to 31 December 2014 prepared in accordance with United States Generally Accepted Accounting Principles (the Consolidated Financial Statements);

The Board recommends that the Consolidated Financial Statements be approved, after due consideration of the reports from each of the Board and the independent auditor on such Consolidated Financial Statements.
The Consolidated Financial Statements together with the reports from each of the Board and the independent auditor on such Consolidated Financial Statements shall be made available (i) on the Company’s website at www.pacificdrilling.com and (ii) at the registered office of the Company fifteen (15) days before the Annual General Meeting and shall remain available until the date of the Annual General Meeting. Copies of the Consolidated Financial Statements and the reports from each of the Board and the independent auditor shall also be sent to the registered shareholders in accordance with article 73 of the Law.

3.	Allocation of the net result shown in the Annual Accounts for the financial period from 1 January 2014 to 31 December 2014;

The Annual Accounts show a loss and it is proposed that such loss be carried forward.

4.	Discharge to the directors of the Company in relation to the financial period from 1 January 2014 to 31 December 2014;
In accordance with the Law, upon approval of the Company’s Annual Accounts and Consolidated Financial Statements, the Annual General Meeting must vote as to whether those who were members of the Board during the year 2014, shall be discharged from any liability in connection with the management of the Company’s affairs during such period.
The Board recommends that the shareholders approve granting discharge to all the Directors.

5.
Re-appointment of the following members of the Board of Directors for a term ending at the annual general meeting of the Company to be held in 2016: Ron Moskovitz, Christian J. Beckett, Laurence N. Charney, Jeremy Asher, Paul Wolff, Elias Sakellis, Cyril Ducau, Robert A. Schwed and Sami Iskander;

As provided in the Company's Articles of Association, each Director is elected pursuant to a general meeting of our shareholders. If the office of a Director becomes vacant, the other members of our Board of Directors, acting by a simple majority, may fill the vacancy on a provisional basis until a new director is appointed at the next general meeting of shareholders.
The mandate of all current Directors comes to an end at this Annual General Meeting in accordance with the terms of their election. The members of the Board of Directors stand for re-election to the Board of Directors for a term ending at the annual general meeting to be held in 2016 approving the annual accounts for the year ending 2015. Please refer to the Company’s 2014 Annual Report on Form 20-F as filed with the SEC on February 26, 2015 for certain biographical information of each of the current Directors.
The Board of Directors recommends that the shareholders approve the re-appointment of each of the current Directors.

6.	Approval of compensation of the members of the Board;

The compensation of the Company’s directors is approved annually at the Annual General Meeting.
It is proposed that the Company’s independent directors (Messrs. Asher, Charney, Iskander, Schwed and Wolff) each receive (i) an annual retainer of $40,000 USD and (ii) an annual equity award valued at $80,000 USD to be granted in restricted stock units.
It is proposed that the Company’s non-independent directors (Messrs. Moskovitz, Ducau and Sakellis) each receive an annual retainer of $40,000 USD paid directly to the Quantum Pacific Group.
It is proposed that the following additional fees be paid, as applicable*:
Audit Committee Chair Annual Retainer                $15,000
Compensation Committee Chair Annual Retainer            $10,000
Audit Committee Member Annual Retainer                $5,000
Compensation Committee Member Annual Retainer            $5,000
Security Committee Member Annual Retainer            $5,000
Board Member Per Meeting Fee                    $1,750
Audit Committee Member Per Meeting Fee                $1,500
Compensation Committee Member Per Meeting Fee            $1,500
Security Committee Member Per Meeting Fee            $1,500
* Any fees earned by the Company’s non-independent directors shall be paid directly to the Quantum Pacific Group.
Members of the Board who are also Company employees do not receive any additional compensation for their service on the Board. The Company believes that its director fee structure is customary and reasonable for companies of its kind and consistent with that of its peers and similarly situated companies in the industry in which the Company operates.

7.
Approval of the implementation of a share repurchase program (the Share Repurchase Program) (i) by using the available free reserves of the Company from its share premium account, (ii) in compliance with and for all purposes allowed by applicable laws, regulations including and/or market practices whether in Luxembourg - and in all cases in accordance with the objectives, conditions and restrictions provided by the Luxembourg law of 10 August 1915 on commercial companies, as amended (the Companies Law) and the terms of a Rule 10b5-1 Plan approved by the Board and (iii) by authorizing the Board - as they deem appropriate within the granted authorizations - within a period from 11 May 2015 until the annual general meeting of the company to be held in 2017 to acquire on the open market or otherwise by all means on one or several occasions, up to 10,000,000 shares of the Company’s issued and outstanding shares common stock (the Repurchase Shares) having USD 0.01 par value per share in such quantities and at such times and prices in the Board’s discretion, provided that (a) the total purchase price paid for the Repurchase Shares does not exceed at any time the total amount of the Company’s available free reserves (réserves disponibles) in the Company’s share premium account, (b) the acquisition price per Repurchase Share shall not exceed the higher of the price of the last independent transaction price quoted or reported in the consolidated system on the same date, regardless of the market or exchange involved and (c) the total number of the Repurchase Shares so acquired, does not exceed at any time 4.3% of the subscribed capital of the Company, (together with the additional provisions thereof, the Share Repurchase Program Terms and Conditions);

The Board recommends that the shareholders approve the Share Repurchase Program under the Share Repurchase Program Terms and Conditions.

8.
Approval of the authorization and empowerment of the Board of Directors, the Chief Executive Officer, Chief Financial Officer, and any other officer of the Company to be, and each of them hereby is, in the name and on behalf of the Company, with option to delegate such power to the management of the Company and/or give mandate to financial institutions and/or broker-dealers to be commissioned by the Board of Directors when relevant, to take or cause to be taken any and all actions which they or he may deem necessary, appropriate, convenient or desirable in theirs or his sole opinion to implement the resolutions to be adopted on the basis of the present agenda accordance with the provisions of Luxembourg law and the rules and regulations of the Securities and Exchange Commission and the New York Stock Exchange (i) to implement the Share Repurchase Program (i.e. to proceed with the acquisition of the Repurchase Shares) on one or more occasions up to the limits and under the Share Repurchase Program Terms and Conditions, (ii) to take such additional actions as it or he deems necessary or expedient in its or his absolute discretion from time to time in connection with and for the purposes and intent of the Share Repurchase Program and in particular to disclose, disseminate, certify, deliver, file, notify and/or record (when relevant) any pertaining information and/or press releases with respect to the Share Repurchase Program with relevant authorities (including, without limitation, the Luxembourg and Securities and Exchange Commission and the New York Stock Exchange) and/or with specialized financial media and more generally (iii) to do whatever is necessary, useful or desirable in its or his sole opinion - however within the limits of the granted authorization by the shareholders - to implement the Share Repurchase Program; and

The Board recommends that the shareholders approve the authorization of the Board of Directors, the Chief Executive Officer, Chief Financial Officer, and any other officer of the Company to, in the name of and on behalf of the Company, to take such action as may be required or useful to implement the Share Repurchase Program.

9.	Re-appointment of KPMG Luxembourg, Réviseur d’entreprises agréé, as independent auditor of the Company until the Annual General Meeting of the shareholders of the Company to be held in 2016.

It is proposed that KPMG Luxembourg be re-appointed as independent auditor of the Company for a term ending on the date of the Annual General Meeting of shareholders of the Company to be held in 2016.
The Board recommends that the shareholders approve the re-appointment of KMPG Luxembourg.
OTHER BUSINESS
Management knows of no business that will be presented for consideration at the Annual General Meeting other than that stated in the Notice of Annual General Meeting.